# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Achieve Life Sciences, Inc., CIK 0000949858
CUSIP: 004468500
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 22722 29th Drive SE, Suite 100, Bothell, Washington (WA), 98021
Date of event which requires filing of this statement: 07/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,944,430; shared voting power 0; sole dispositive power 1,944,430; shared dispositive power 0; aggregate amount beneficially owned 1,944,430 (1.8% of the class)
  Comment: The reported share amount represents an aggregate of (i) 972,215 shares of common stock, par value $0.001 per share (the "Common Stock") of Achieve Life Sciences, Inc. (the "Issuer"), and (ii) 972,215 shares of Common Stock of the Issuer, which are issuable upon the exercise of certain warrants. The shares of Common Stock and warrants are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percentage reported in row 11 herein is based on 105,410,089 shares of Common Stock of the Issuer outstanding, which is the sum of (i) 102,659,057 shares of Common Stock outstanding as of May 15, 2026, as reported by the Issuer in its proxy statement on Form DEF 14A, filed with the Securities and Exchange Commission (the "SEC") on June 8, 2026, and (ii) an aggregate of 2,751,032 shares of Common Stock issuable upon the exercise of warrants held by all the reporting persons. The warrants contain provisions that prevent these securities from being exercised into shares of Common Stock, if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities.
- Vivo Opportunity Co-Invest, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,220,358; shared voting power 0; sole dispositive power 1,220,358; shared dispositive power 0; aggregate amount beneficially owned 1,220,358 (1.2% of the class)
  Comment: The reported share amount represents an aggregate of (i) 610,179 shares of Common Stock of the Issuer, and (ii) 610,179 shares of Common Stock of the Issuer, which are issuable upon the exercise of certain warrants. The shares of Common Stock and warrants are held of record by Vivo Opportunity Co-Invest, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Co-Invest, L.P.
  
  The percentage reported in row 11 herein is based on 105,410,089 shares of Common Stock of the Issuer outstanding, which is the sum of (i) 102,659,057 shares of Common Stock outstanding as of May 15, 2026, as reported by the Issuer in its proxy statement on Form DEF 14A, filed with the SEC on June 8, 2026, and (ii) an aggregate of 2,751,032 shares of Common Stock issuable upon the exercise of warrants held by all the reporting persons. The warrants contain provisions that prevent these securities from being exercised into shares of Common Stock, if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities.
- Vivo Opportunity Co-Invest (Cycle 3), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,140,852; shared voting power 0; sole dispositive power 2,140,852; shared dispositive power 0; aggregate amount beneficially owned 2,140,852 (2% of the class)
  Comment: The reported share amount represents an aggregate of (i) 1,070,426 shares of Common Stock of the Issuer, and (ii) 1,070,426 shares of Common Stock of the Issuer, which are issuable upon the exercise of certain warrants. The shares of Common Stock and warrants are held of record by Vivo Opportunity Co-Invest (Cycle 3), L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Co-Invest (Cycle 3), L.P.
  
  The percentage reported in row 11 herein is based on 105,410,089 shares of Common Stock of the Issuer outstanding, which is the sum of (i) 102,659,057 shares of Common Stock outstanding as of May 15, 2026, as reported by the Issuer in its proxy statement on Form DEF 14A, filed with the SEC on June 8, 2026, and (ii) an aggregate of 2,751,032 shares of Common Stock issuable upon the exercise of warrants held by all the reporting persons. The warrants contain provisions that prevent these securities from being exercised into shares of Common Stock, if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities.
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,305,640; shared voting power 0; sole dispositive power 5,305,640; shared dispositive power 0; aggregate amount beneficially owned 5,305,640 (5% of the class)
  Comment: The reported share amount represents an aggregate of (i) 2,652,820 shares of Common Stock of the Issuer held by Vivo Opportunity Fund Holdings, L.P., Vivo Opportunity Co-Invest, L.P. and Vivo Opportunity Co-Invest (Cycle 3), L.P., and (ii) 2,652,820 shares of Common Stock of the Issuer, which are issuable upon the exercise of certain warrants held by Vivo Opportunity Fund Holdings, L,P., Vivo Opportunity Co-Invest, L.P. and Vivo Opportunity Co-Invest (Cycle 3), L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P., Vivo Opportunity Co-Invest, L.P. and Vivo Opportunity Co-Invest (Cycle 3), L.P.
  
  The percentage reported in row 11 herein is based on 105,410,089 shares of Common Stock of the Issuer outstanding, which is the sum of (i) 102,659,057 shares of Common Stock outstanding as of May 15, 2026, as reported by the Issuer in its proxy statement on Form DEF 14A, filed with the SEC on June 8, 2026, and (ii) an aggregate of 2,751,032 shares of Common Stock issuable upon the exercise of warrants held by all the reporting persons. The warrants contain provisions that prevent these securities from being exercised into shares of Common Stock, if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities.
- Vivo Opportunity Cayman Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 196,424; shared voting power 0; sole dispositive power 196,424; shared dispositive power 0; aggregate amount beneficially owned 196,424 (0.2% of the class)
  Comment: The reported share amount represents an aggregate of (i) 98,212 shares of Common Stock of the Issuer, and (ii) 98,212 shares of Common Stock of the Issuer, which are issuable upon the exercise of certain warrants. The shares of Common Stock and warrants are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The percentage reported in row 11 herein is based on 105,410,089 shares of Common Stock of the Issuer outstanding, which is the sum of (i) 102,659,057 shares of Common Stock outstanding as of May 15, 2026, as reported by the Issuer in its proxy statement on Form DEF 14A, filed with the SEC on June 8, 2026, and (ii) an aggregate of 2,751,032 shares of Common Stock issuable upon the exercise of warrants held by all the reporting persons. The warrants contain provisions that prevent these securities from being exercised into shares of Common Stock, if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities.
- Vivo Opportunity Cayman, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 196,424; shared voting power 0; sole dispositive power 196,424; shared dispositive power 0; aggregate amount beneficially owned 196,424 (0.2% of the class)
  Comment: The reported share amount represents an aggregate of (i) 98,212 shares of Common Stock of the Issuer, and (ii) 98,212 shares of Common Stock of the Issuer, which are issuable upon the exercise of certain warrants. The shares of Common Stock and warrants are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The percentage reported in row 11 herein is based on 105,410,089 shares of Common Stock of the Issuer outstanding, which is the sum of (i) 102,659,057 shares of Common Stock outstanding as of May 15, 2026, as reported by the Issuer in its proxy statement on Form DEF 14A, filed with the SEC on June 8, 2026, and (ii) an aggregate of 2,751,032 shares of Common Stock issuable upon the exercise of warrants held by all the reporting persons. The warrants contain provisions that prevent these securities from being exercised into shares of Common Stock, if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities.

## Item 1. Issuer
Name of issuer: Achieve Life Sciences, Inc.
Address of issuer's principal executive offices: 22722 29th Drive SE, Suite 100 Bothell, WA 98021

## Item 2. Person Filing
Name of person filing:
Vivo Opportunity Fund Holdings, L.P., Vivo Opportunity Co-Invest, L.P. and Vivo Opportunity Co-Invest (Cycle 3), L.P. and their General Partner Vivo Opportunity, LLC

Vivo Opportunity Cayman Fund, L.P. and its General Partner Vivo Opportunity Cayman, LLC
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301
Citizenship:
Vivo Opportunity Fund Holdings, L.P., Vivo Opportunity Co-Invest, L.P. and Vivo Opportunity Co-Invest (Cycle 3), L.P. are Delaware limited partnerships.

Vivo Opportunity, LLC is a Delaware limited liability company.

Vivo Opportunity Cayman Fund, L.P. is a Cayman Islands limited partnership.

Vivo Opportunity Cayman, LLC is a Cayman Islands limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Vivo Opportunity, LLC may be deemed to beneficially own an aggregate of 5,305,640 shares of the Issuer's securities, consisting of (i) 972,215 shares of Common Stock of the Issuer held of record by Vivo Opportunity Fund Holdings, L.P, 610,179 shares of Common Stock of the Issuer held of record by Vivo Opportunity Co-Invest, L.P., and 1,070,426 shares of Common Stock of the Issuer held of record by Vivo Opportunity Co-Invest (Cycle 3), L.P., and (ii) 972,215 shares of Common Stock of the Issuer, issuable upon exercise of certain warrants held of record by Vivo Opportunity Fund Holdings, L.P, 610,179 shares of Common Stock of the Issuer, issuable upon exercise of certain warrants held of record by Vivo Opportunity Co-Invest, L.P., and 1,070,426 shares of Common Stock of the Issuer, issuable upon exercise of certain warrants held of record by Vivo Opportunity Co-Invest (Cycle 3), L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P., Vivo Opportunity Co-Invest, L.P. and Vivo Opportunity Co-Invest (Cycle 3), L.P.

Vivo Opportunity Cayman, LLC may be deemed to beneficially own an aggregate of 196,424 shares of the Issuer's securities, consisting of (i) 98,212 shares of Common Stock of the Issuer, and (ii) 98,212 shares of Common Stock of the Issuer, which are issuable upon the exercise of certain warrants. These securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.

The warrants of the reporting persons contain provisions that prevent these securities from being exercised into shares of Common Stock, if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities.
Percent of class:
Vivo Opportunity Fund Holdings, L.P.: 1.8%
Vivo Opportunity Co-Invest, L.P.: 1.2%
Vivo Opportunity Co-Invest (Cycle 3), L.P. 2.0%
Vivo Opportunity, LLC: 5.0%
Vivo Opportunity Cayman Fund, L.P.: 0.2%
Vivo Opportunity Cayman, LLC: 0.2%

The percentage reported in this Item 4(b) is based on 105,410,089 shares of Common Stock of the Issuer outstanding, which is the sum of (i) 102,659,057 shares of Common Stock outstanding as of May 15, 2026, as reported by the Issuer in its proxy statement, filed with the SEC on June 8, 2026, and (ii) an aggregate of 2,751,032 shares of Common Stock issuable upon the exercise of warrants held by all the reporting persons herein.
Sole power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P.: 1,944,430 shares
Vivo Opportunity Co-Invest, L.P.: 1,220,358 shares
Vivo Opportunity Co-Invest (Cycle 3), L.P.: 2,140,852 shares
Vivo Opportunity, LLC: 5,305,640 shares
Vivo Opportunity Cayman Fund, L.P.: 196,424 shares
Vivo Opportunity Cayman, LLC: 196,424 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P.: 1,944,430 shares
Vivo Opportunity Co-Invest, L.P.: 1,220,358 shares
Vivo Opportunity Co-Invest (Cycle 3), L.P.: 2,140,852 shares
Vivo Opportunity, LLC: 5,305,640 shares
Vivo Opportunity Cayman Fund, L.P.: 196,424 shares
Vivo Opportunity Cayman, LLC: 196,424 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit

99.1 Joint Filing Statement

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (07/08/2026)
- Vivo Opportunity Co-Invest, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (07/08/2026)
- Vivo Opportunity Co-Invest (Cycle 3), L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (07/08/2026)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (07/08/2026)
- Vivo Opportunity Cayman Fund, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity Cayman, LLC, General Partner (07/08/2026)
- Vivo Opportunity Cayman, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (07/08/2026)